EXHIBIT 3.1

Pharmos Corporation – Amendments to By-Laws Adopted on October 24, 2007

1. Article III, Section 7 is hereby deleted and replaced by the following:

Section 7.       Notices. All meetings of the Board of Directors shall be held upon written notice to the directors at the call of the Chairman of the Board, the more senior of the Chief Executive Officer or the President, or any two or more directors. Notice of a meeting of the Board of Directors shall state the place, date and hour of the meeting and shall indicate it is issued by or at the direction of the person or persons calling the meeting. Written notice to each director shall be given personally or by mail, overnight courier, facsimile or email not less than two (2) days before the date of the meeting. If given by mail, such notice shall be deemed given when deposited in the United States mail, postage prepaid and addressed to each director at his address as it appears on the Corporation’s records or at such other address as the director may have furnished the Corporation for that purpose. Notice by overnight courier, facsimile or email shall be deemed given on the day following the giving of notice.

2. Article III, Section 14 is hereby deleted and replaced by the following:

Section 14.     Committees . The Board of Directors, by resolution adopted by a majority of the entire board, may designate from among its members an executive committee and other committees each consisting of two (2) or more directors, unless a higher number is otherwise required by applicable law or regulation. Each committee shall serve at the direction and at the pleasure of the Board of Directors. To the extent provided in the resolution adopted by the Board of Directors, each committee may have all the authority of the Board of Directors except as prohibited by law.